Exhibit 99.1

News Release

December 14, 2010

TELUS sets 2011 financial targets

Expect EBITDA growth of up to 6% and double digit EPS and Free Cash Flow growth

$200 million voluntary pension contribution

Vancouver, B.C. — TELUS Corporation (TSX: T and T.A / NYSE: TU) today announced 2011 financial targets that reflect growth empowered by its significant broadband infrastructure investments consistent with the company’s long-standing national growth strategy focused on wireless and data. In addition, the company announced that it was maintaining its existing 2010 guidance ranges.

“We plan our 2011 performance to build on the progress achieved in 2010”, says Robert McFarlane, executive-vice president and CFO. “Next year’s results are expected to benefit from the continuation of healthy wireless subscriber loading and accelerating adoption of wireless data services, as well as significantly reduced financing costs due to $2 billion in successful debt financings in the last 12 months at significantly lower interest rates.”

“The midpoint of our 2011 guidance reflects double digit earnings and free cash flow growth resulting from improved operating profits combined with stable capital expenditures and a significant reduction in both cash taxes and financing costs,” noted Mr. McFarlane. “This enables us to voluntarily fund a $200 million pension contribution, with positive impacts to our expected earnings and enhancing an already strong pension funding position.”

For 2011, TELUS is targeting a consolidated revenue increase over 2010 of one to four per cent and an EBITDA increase of one to six per cent. Revenue and EBITDA are expected to benefit from TELUS’ continued execution in its data and wireless operations. Earnings per share (EPS) are targeted to grow in a range of nine to 22 per cent, due to operating earnings growth and lower financing costs. Based on this earnings growth, stable capital expenditures and lower cash taxes, free cash flow in 2011 is expected to increase between seven to 27 per cent.

After January 1, 2011, TELUS, along with all publicly accountable enterprises in Canada, will report interim and annual 2011 financial results with 2010 comparatives according to International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). TELUS’ 2011 financial targets are presented according to our current understanding of IFRS and 2010 guidance according to Canadian GAAP. The differences in these figures are expected to be insignificant and the change percentages shown here will be updated in mid-February 2011 when 2010 final comparative results in IFRS are available.

	2011 Targets(1)	2010 Guidance(2)(3)	Change(2)

Consolidated
Revenues	$9.925 to $10.225 billion	$9.7 to $9.95 billion	1 to 4%
EBITDA	$3.675 to $3.875 billion	$3.6 to $3.7 billion	1 to 6%

Earnings per share (reported)(4)(5)	$3.50 to $3.90	$3.10 to $3.30(4)(5)	9 to 22%
Capital expenditures	Approx. $1.7 billion	Approx. $1.7 billion	No Change

Wireless
Revenue (external)	$5.2 to $5.35 billion	$4.95 to $5.1 billion	3.5 to 6.5%
EBITDA	$2.15 to $2.25 billion	$2.0 to $2.05 billion	6 to 11%

Wireline
Revenue (external)	$4.725 to $4.875 billion	$4.75 to $4.85 billion	(2) to 2%

EBITDA	$1.525 to $1.625 billion	$1.575 to $1.675 billion	(6) to flat%

(1)             2011 financial targets are presented in IFRS.  2010 guidance is presented in Canadian GAAP.

(2)             Annual change based on low and high-end 2011 targets compared to midpoint of latest 2010 guidance.

(3)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less restructuring costs. Restructuring costs are estimated at approximately $75 million in 2010 and approximately $50 million in 2011.

(4)             2010 EPS includes positive tax adjustments expected in Q4 2010 and 6 cents of positive tax adjustments recorded as of September 30.

(5)             2010 EPS for the third quarter of 2010 included an unfavorable after tax loss on redemption of debt of 12 cents per share, and an after tax regulatory financing charge of 3 cents per share.

TELUS wireless revenue is forecast to increase 3.5 to 6.5 per cent in 2011 as a result of continued subscriber growth. Growth in loading is expected to benefit from a wireless industry penetration gain of approximately 4.5 to five percentage points. TELUS expects to continue to benefit from our HSPA+ network investments resulting in increased data and roaming revenues helping to offset continued declines in voice ARPU. Wireless EBITDA is expected to be six to 11 per cent higher next year, despite the impact on margins of increased total investment in customer acquisition and retention.

Wireline revenue is expected to vary between negative two per cent to positive two per cent in 2011, reflecting data growth in business services and residential entertainment services, offset by continued decreases in traditional local and long distance service revenues. Wireline EBITDA is expected to decline between six percent to flat as a result of revenue declines in higher margin legacy services and continued short term dilutive costs associated with Optik TV subscriber growth. This is being partially offset by growth from lower margin data services, incremental savings from efficiency activities and a reduction in restructuring costs.

Capital expenditures in 2011 are expected to be similar year-over-year at approximately $1.7 billion. TELUS expects to continue its broadband infrastructure expansion and upgrades supporting Optik TV and Internet services in the top 48 communities in Alberta and B.C., which includes completing the overlay of VDSL2 technology. In addition, TELUS will continue to enhance wireless network capacity and deploy HSPA+ Dual Cell technology which will increase the manufacturer rated data downloads speeds of up to 42 Mbps. The deployment of Dual Cell is consistent with TELUS’ evolution towards Long Term Evolution (LTE) technology.

TELUS will continue to focus on cost reduction in 2011, with a planned investment of approximately $50 million in restructuring costs (estimated $75 million in 2010). TELUS expects to generate approximately $75 million in incremental operating efficiency savings in 2011 related to restructuring investments made in 2011 or prior periods (estimated $135 million in 2010).

TELUS expects to make a $200 million voluntary special contribution to its defined benefit pension plans in early 2011 which will be accretive to 2011 EBITDA and EPS. After this contribution, TELUS’ 2010 aggregate funded position for its defined benefit pension plans is expected to be approximately 97% on a solvency basis. It is estimated that the voluntary contribution will reduce 2011 pension expenses by approximately $13 million and, as pension contributions are tax deductible, reduce cash taxes by approximately $57 million, including $35 million lower tax installments in 2010.

Key Assumptions & Sensitivities

The 2011 targets are based on many assumptions including:

•                  Ongoing intense wireline and wireless competition in both business and consumer markets

•                  Continued downward re-pricing of legacy services

•                  Wireless industry penetration of the Canadian population to increase between 4.5 and 5 percentage points with wireless industry subscriber growth to accelerate due to a combination of increased competition and accelerated adoption of smartphones and use of data applications, as well as the emergence of new types of wireless devices such as tablets

•                  TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

•                  Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

•                  Continued wireline broadband expansion and upgrades supporting Optik TV and High Speed Internet subscriber revenue growth that offsets the continued erosion in network access line related revenues

•                  A preliminary pension accounting discount rate of 5.35% (50 bps lower than 2010) and expected long-term return of 7.25% (unchanged from 2010)

•                  A voluntary one-time pension contribution of $200 million in early 2011

•                  Ongoing focus on efficiency initiatives with approximately $50M in restructuring costs ($75 million in 2010) and expected EBITDA savings of $75 million in 2011

•                  Reduced financing costs of approximately $135 million

•                  Statutory tax rate of approximately 26.5 to 27.5 per cent

•                  Cash income taxes of approximately $130 million to $180 million.

2010 Guidance Description

The company also maintained its annual segment and consolidated guidance ranges for 2010 last updated on November 5, 2010. TELUS currently expects wireless revenues to trend towards the middle of the 2010 guidance range, while wireless EBITDA is expected to trend toward the top of the range.  Wireline revenue is expected to trend towards the bottom end of the 2010 guidance range, while wireline EBITDA is expected to be in the bottom half of the range. On a consolidated basis, annual revenue is expected to be in the bottom half of the guidance range, EBITDA and EPS are expected to trend to the middle of the ranges. The capital expenditures estimate for 2010 remains unchanged at approximately $1.7 billion.

We encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Forward-looking statements

This news release contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. 2010 annual targets, guidance and related assumptions are described in Section 9 of the 2009 MD&A with updated details on guidance, status and assumptions in Section 9 of the third quarter MD&A dated November 5, 2010. Annual targets for 2011 and related assumptions are described in this news release.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an improved customer service experience; more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2010 and 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV®, high-speed Internet and wireless subscriber additions; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; and TELUS TV volumes, and related costs of acquisition and retention); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010, 2011 and beyond (due to the Company’s wireline broadband initiatives, Optik TV, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes and settlements on outstanding tax issues); human resource developments (including collective bargaining and potential for work interruptions related to a national collective agreement that expired in November 2010, as well as employee retention and engagement); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer-focus and negatively impacting client care); technology (including subscriber demand for data that could challenge wireless network stability and reliability and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) and transition to long-term evolution (LTE) wireless technology; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+ and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees; and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2009 Management’s discussion and analysis (MD&A), as well as updates in TELUS’ 2010 first, second and third quarter MD&A

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.7 billion of annual revenue and 12.1 million customer connections including 6.9 million wireless subscribers, 3.8 million wireline network access lines and 1.2 million Internet subscribers and 266,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $185 million to charitable and not-for-profit organizations and volunteered 3.5 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Contacts

Media Relations: Shawn Hall (604) 697-8176 shawn.hall@telus.com	Investor Relations: Robert Mitchell (647) 837-1606 ir@telus.com